SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 (212) 839 5300 (212) 839 5599 FAX	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA HONG KONG LONDON	LOS ANGELES NEW YORK SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.
FOUNDED 1866

December 31, 2007

VIA FACSIMILE AND FEDERAL EXPRESS Securities and Exchange Commission Division of Corporation Finance 100 F Street, NE Washington, DC 20549 Attention: Ms. H. Yuna Peng

Re:	CWABS Asset-Backed Certificates Trust 2006-12

Dear Ms. Peng:

On behalf of CWABS, Inc. (the “Company”), we thank you for your letter of August 20, 2007 addressed to Steve Bailey, the Senior Managing Director of Countrywide Home Loans Servicing LP which acts as master servicer for the above-referenced transaction.  We have reviewed your additional comments to the Exchange Act reports of CWABS Asset-Backed Certificates Trust 2006-12 (the “Issuing Entity”) and have provided responses below.  If you require additional information to evaluate our responses, please do not hesitate to contact us.

COMMENT:

1.
We note your response to prior comments 2 and 3. We also note your previous responses to comments 7 and 8 submitted on July 13, 2007 to our letter dated June 19, 2007. In response to comment 8, you directed us to page S-11 of the prospectus where you state that “the sum of the aggregate stated principal balance of the mortgage loans and any amounts on deposit in the prefunding will exceed the initial aggregate certificate principal balance by approximately $27,300,000” and told us that this disclosure provides investors with the total size of the asset pool as of the closing date.  We believe investors should be provided with clear disclosure, in your case, of the total number of mortgage loans as well as original and outstanding balances of the loans as required by Item 1111(b).  The number of mortgage loans in the final pool as well as outstanding balances of the loans varies from what is disclosed in your prospectus by more than 5%.

Separately, investors should be provided with clear disclosure of whether a prefunding mechanism was used as contemplated in your prospectus, and if so, be provided the disclosure required by Item 1111(g).  We note

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your response to comment 7 that the transaction was fully funded on the closing date and that a prefunding mechanism was not necessary.  But as of the date of the prospectus, the prefunding account could have been as much as approximately $318 million.  Therefore, the amount of the prefunding varies from what is disclosed in your prospectus by more than 5%.

In prior responses, you confirmed that the final terms were known on June 30, 2006, the closing date, and you explained to us why the prospectus filed on July 5, 2006 did not contain the final terms.  However, it is unclear to us why a Form 8-K containing final pool terms and agreements was not filed until August 7, 2006.  Please advise us as to why a Form 8-K was not filed within 4 business days after the closing date.

RESPONSE:

As indicated in our previous responses, the Company’s disclosure regarding prefunding has remained consistent and was reflected in its Pilot Program filings and registration statements filed on Form S-3 after the implementation of Regulation AB.  The Company believes that it provided adequate disclosure of the flexible prefunding mechanism, including the range of the prefunding amount which is directly proportional to the amount of the mortgage loans to be included in a transaction.  However, the Company has carefully considered the Staff’s comments and agrees that it will disclose for each future transaction the exact amount of funds to be deposited in the prefunding account, as well as the aggregate balance of mortgage loans and number of mortgage loans, included in a transaction as of the closing date for that transaction.  This disclosure will either be provided in the prospectus for that transaction or in a Form 8-K filed within four business days after the closing date of that transaction and will be provided in all cases, even if the Company uses a statistical calculation pool or ranges in the prospectus to describe the statistical characteristics of the mortgage loans.

You have also inquired as to why the Company did not file a Form 8-K within four business days after the closing date.  A Form 8-K was not filed as the Company believed that the asset pool on the closing date conformed with the asset pool described in the prospectus.  The Company viewed the “asset pool” as consisting of the mortgage loans included in the issuing entity on the closing date and funds on deposit in the prefunding account (the aggregate amount of which could be up to 25% of the initial aggregate certificate principal balance of the certificates issued by the issuing entity).  Since the “asset pool” was viewed as a combination of the mortgage loans and the prefunding amount, the Company was of the view that the change in the proportion of mortgage loans to prefunding amount did not require disclosure since it was within the parameters described in the prospectus supplement.  The mortgage loans included in each loan group on the closing date also conformed with the stipulations described on page S-27 of the prospectus supplement.  As customary even prior to Regulation AB, the Company filed the collateral tables reflecting the final mortgage pool on Form 8-K under Item 8.01 on August 7,

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2006, contemporaneously with the filing of the first Form 10-D for the Issuing Entity.  Given that the Company has agreed to disclose in the final prospectus or through a Form 8-K the exact amount of prefunding, as well as the aggregate balance of mortgage loans and number of mortgage loans to be included in a transaction as of the closing date for that transaction, we believe that this disclosure point will no longer be an issue on any future transaction.

The final agreements related to the Issuing Entity were also filed on August 7, 2006.  The Company refers to the letter dated February 6, 2006 addressed to the Commission in which the Company indicated that “All material terms to be included in the finalized agreements will be disclosed in the final 424(b) prospectus.”1  The Company understood this to mean that the agreements would not be required to be filed at the time of takedown.  In addition, a filing under Item 1.01 of Form 8-K did not appear necessary since the agreements were in the ordinary course and, in any event, a description of the material terms of those agreements was already included in the prospectus.  The Company endeavors to file the final agreements as soon as possible after closing and will make further efforts to minimize the time between the closing of the transaction and the filing of the transaction agreements.

* * * * *

The Company looks forward to working with you to resolve any open issues.  Please contact Paul Liu at (818) 225-3166 or me at (212) 839-6730 to discuss any of the matters addressed by this letter.  Thank you.

Sincerely,

/s/ R.J. Carlson

R.J. Carlson

Enclosures

cc:	Max A. Webb – w/enclosures
Rolaine Bancroft – w/enclosures
Steve Bailey – w/enclosures
Paul Liu - w/enclosures
Edward J. Fine – w/enclosures

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1 This response was provided to the following request from the Commission: “Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus.  Refer to Item 1100(f) of Regulation AB.”